Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization

Quest Marketing, Inc.	Oregon

Quest Exchange Ltd.	Canada

HTS Image Processing, Inc.	Delaware

HTS (USA) Inc.	Delaware

HTS Image Ltd.	Israel